Exhibit 99.1
November 7, 2006
Extendicare Inc. Shareholders’ Quarterly Report – September 30, 2006
Dear Shareholder:
On November 7, 2006, Extendicare announced its results for the third quarter of 2006 and a conclusion to its reorganization as described below.
Earnings from continuing health care operations, excluding restructuring costs and other one-time items, were $20.8 million ($0.30 per diluted share) in the 2006 third quarter compared to $21.5 million ($0.31 per diluted share) in the 2005 third quarter. Please refer to the attached Shareholder’s Report for further details of our financial results.
Reorganization
Under the Reorganization, Extendicare will distribute to Extendicare shareholders Assisted Living Concepts, Inc. (ALC) and convert the remaining business of Extendicare into a Canadian real estate investment trust (a “REIT”), effective November 10, 2006. Holders of Extendicare Subordinate Voting Shares will receive for each share one Class A common share of ALC and one Extendicare REIT unit or, if they have elected, one exchangeable limited partnership unit (Exchangeable LP Unit). Holders of Extendicare Multiple Voting Shares will receive for each share one Class B common share of ALC and 1.075 Extendicare REIT units or, if they have elected, 1.075 Exchangeable LP Units. On November 10, 2006 the Extendicare REIT units will begin trading on the Toronto Stock Exchange (trading symbol: EXE.UN) and the ALC Class A common shares will begin trading on the New York Stock Exchange (trading symbol: ALC).
Extendicare had concluded all matters to complete its Reorganization on November 1, 2006. On the evening of October 31, 2006, the Minister of Finance announced the Tax Fairness Plan for Canadians, which included proposals (the “Proposals”) to tax income received by income trusts at corporate rates and to treat distributions of such income as taxable dividends in the hands of unitholders. In response to the Minister of Finance’s announcement of the Proposals, the Extendicare Board of Directors met and decided to delay the implementation of the Reorganization until the Board had the opportunity to give further consideration to the potential consequences of the Proposals on the Reorganization.
After taking into account the recommendations of senior management, the advice of its financial and legal advisors and consultations with various stakeholders, and after carefully considering the merits of completing the Reorganization, the Directors unanimously decided that it was in the best interests of Extendicare and its shareholders to complete the Reorganization as soon as possible. The Board believes the Reorganization represents a fundamental realignment of Extendicare’s businesses which remains important and in the best interests of the Extendicare shareholders. Although the Board is disappointed that the new tax regime applicable to income trusts under the Proposals may apply to the Extendicare REIT, it has carefully reviewed the alternatives and has concluded that even if the

Extendicare REIT does not qualify as an exempt REIT under the Proposals, the merits of proceeding with the Reorganization at this time remain compelling.
From the beginning it was clear that maintaining the status quo was never an option if we were to increase shareholder value. We are pleased to announce a successful conclusion to Extendicare’s reorganization process and look forward to ALC and Extendicare REIT providing strong returns to their shareholders in the future. We are now focused on running the day to day operations of the REIT as well as looking at a number of attractive acquisition opportunities.
As a result of the new distribution tax imposed under the Proposals, the Extendicare REIT trustees expect that the initial annual distribution to Extendicare REIT unitholders will be $1.11 per unit, which compared to $1.20 per unit as previously disclosed under the pre-Plan tax regime is not materially different on an after tax basis to an individual unitholder at the highest marginal tax rate, once the recent proposals to amend the federal dividend tax credit are phased in.
This will be my final message to shareholders as Chief Executive Officer of Extendicare. I would like to thank our shareholders for their support over the past seven years. It has been a pleasure to work for you. I would like to welcome Phil Small as Extendicare REIT’s new Chief Executive Officer. I am confident his leadership will lead Extendicare to new heights in the years to come.
Sincerely,
Mel Rhinelander
President and
Chief Executive Officer
Statements contained in this report other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions.
These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the Company’s structure from the planned reorganization; changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; changes in foreign currency translation; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes.
Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.